SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Changes in the Board of Directors

Rio de Janeiro, August 12, 2016 - Petróleo Brasileiro S.A. - Petrobras announces that the member of the Board of Directors Walter Mendes de Oliveira Filho resigned from the position of member of the Board of Directors and from the position of Chairman of the Statutory Audit Committee of the Company.

The Board of Directors of Petrobras approved the nomination of Mr. Walter Mendes for the position of President of Fundação Petrobras de Seguridade Social – Petros, which shall be assessed by the Deliberative Council of Petros.

In light of the resignation, the Board of Directors elected Mr. Marcelo Mesquita, appointed by Mr. Walter Mendes and by board member Guilherme Affonso Ferreira, as a member of the Board until the next General Shareholder’s Meeting of Petrobras, in accordance with Petrobras’ Bylaws and the Law 6,404/76, when it will be up to the minority shareholders holding common shares the election who will occupy this position.

The nomination of Mr. Walter Mendes and the election of Mr. Marcelo Mesquita complied with all the formalities of the analysis of integrity and of management and technical capacity, in accordance with the criteria, requirements and competences approved by the Board of Directors in October 2015.

Below is the curriculum of the new Board Member:

Marcelo Mesquita de Siqueira Filho - Has a degree in Economics from PUC-Rio, in French Studies from Nancy University II and an OPM (Owner/President Management) from Harvard, he is a co-founder partner of Leblon Equities (since 2008) and co-manager of equity funds and of Private Equity. He has 25 years of experience in the Brazilian stock market, having worked 10 years at UBS Pactual (1998-2008) and 7 years in Banco Garantia (1991-1998). At UBS Pactual, he was the co-responsible for the Capital Market area (2007-2008); co-responsible for the Stock area (2005-2007); and responsible for the Business and Strategist Analysis area (1998-2006). At Banco Garantia he was a commodities companies analyst of (1991-1997) and Investment Banker (1997-1998). Since 1995, he was appointed by investors as one of the leading analysts of Brazil according to several surveys made by Institutional Investor magazine. He was rated as "#1 Brazil Analyst" from 2003 to 2006 (#3 in 2002, #2 in 2001 and #3 in 2000). He was also rated as "#1 Stock Strategist in Brazil" from 2003 to 2005. Marcelo Mesquita worked in more than 50 transactions in the Brazilian stock market (IPOs), both in Garantia and UBS Pactual. Currently he is also a member of the Boards of Directors of BR Home Centers S.A., of Mills SI S.A. and of Tamboro Educacional S.A.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.